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         [LETTERHEAD OF BROBECK, PHLEGER & HARRISON LLP APPEARS HERE]


                                January 5, 1999


VIA EDGARLINK TRANSMISSION AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Paul Dudek, Esq.
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: BARBEQUES GALORE LIMITED - REGISTRATION STATEMENT ON FORM F-1 OF 1,044,845 AMERICAN DEPOSITORY SHARES (REGISTRATION NO. 333-56805)

Dear Mr. Dudek:

            On behalf of Barbeques Galore Limited (the "Company"), we hereby request the above-referenced Registration Statement on Form F-1, originally filed with the Commission on June 12, 1998 and amended on September 21, 1998, be withdrawn.

            The selling shareholders of the Company identified therein have informed the Company that they are now entitled to resell their Ordinary Shares (represented by American Depository Shares) of the Company under Rule 144 promulgated under the Securities Act of 1933, as amended. Furthermore, the selling shareholders of the Company have been advised that they are no longer entitled to sell such Ordinary Shares of the Company under the Registration Statement. Accordingly, we hereby request the Registration Statement be withdrawn.

            Please provide us with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Taylor L. Stevens or Valerie L. Russell at (650) 424-0160.

                                       Very truly yours,

                                       BROBECK, PHLEGER & HARRISON LLP



                                       By: /s/ TAYLOR L. STEVENS
                                          ----------------------
                                           Taylor L. Stevens